[redacted]

13013175

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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SEC FILE NUMBER
8-40028

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC Mail Processing Section
FEB 28 2013
Washington DC

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2012 (MM/DD/YY) AND ENDING 12/31/2012 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
Shelyn Securities Corp

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

12250 Rockville Pike, Suite 200
(No. and Street)

Rockville (City) MD (State) 20852 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

P. Richard Zitelman 301-770-2077
(Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Cohn Reznick LLP
(Name - *if individual, state last, first, middle name*)

7501 Wisconsin Avenue (Address) Bethesda (City) MD (State) 20814 (Zip Code)

CHECK ONE:

- ☐ Certified Public Accountant
- ☑ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

KW 3/5
EM 3/8/13

Shelyn Securities Corporation

Financial Statements
(With Supplementary Information)
and Independent Auditor's Report

December 31, 2012

COHN REZNICK

ACCOUNTING • TAX • ADVISORY

Shelyn Securities Corporation

Financial Statements
(With Supplementary Information)
and Independent Auditor's Report

December 31, 2012

OATH OR AFFIRMATION

I, P. Richard Zitelman, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Shelyn Securities Corp, as of December 31 20 12, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

President
Title

Notary Public

This report** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report. Bound separately.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Shelyn Securities Corporation

Index

Independent Auditor's Report

Board of Directors
Shelyn Securities Corporation

Report on the Financial Statements

We have audited the accompanying statement of financial condition of Shelyn Securities Corporation (the Company) as of December 31, 2012, and the related statements of operations, changes in stockholder's equity, and cash flows for the year then ended that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statements.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditor's Responsibility

Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the Company's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Shelyn Securities Corporation as of December 31, 2012, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

Other Matter

Our audit was conducted for the purpose of forming an opinion on the financial statements as a whole. The information contained in Schedules I, II and III is presented for purposes of additional analysis and is not a required part of the financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information is the responsibility of management and was derived from and relates directly to the underlying accounting and other records used to prepare the financial statements. The information in Schedules I, II and III has been subjected to the auditing procedures applied in the audit of the financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves, and other additional procedures in accordance with auditing standards generally accepted in the United States of America. In our opinion, the information in Schedules I, II and III is fairly stated in all material respects in relation to the financial statements as a whole.

Cohn Reznick LLP

Bethesda, Maryland
February 22, 2013

Shelyn Securities Corporation

Statement of Financial Condition

December 31, 2012

Assets

Current assets		
Cash and cash equivalents	$	42,976
Deferred tax asset		3,647
Other current assets		6,412
Total assets	$	53,035

Liabilities and Stockholder's Equity

Current liabilities		
Accrued expenses and other current liabilities	$	13,605
Total current liabilities		13,605
Stockholder's equity		
Common stock, no par value; 1,000 shares authorized, 500 shares issued and outstanding		22,000
Additional paid-in capital		24,000
Accumulated deficit		(6,570)
Total stockholder's equity		39,430
Total liabilities and stockholder's equity	$	53,035

Shelyn Securities Corporation

Statement of Operations

Year ended December 31, 2012

Revenue	
Private placement fees	$ 32,000
Expenses	
Expense reimbursements	28,200
Professional fees	14,520
Licensing fees	3,077
Insurance	364
Miscellaneous other	694
Total general and administrative expenses	46,855
Loss from operations	(14,855)
Other income	
Dividend income	5
Total other income	5
Loss before taxes	(14,850)
Income tax benefit	3,796
Net loss	$ (11,054)

See notes to financial statements

Shelyn Securities Corporation

Statement of Changes in Stockholder's Equity

Year ended December 31, 2012

	Common stock				
	Number of shares	Amount	Additional paid-in capital	Retained earnings (Accumulated deficit)	Total
Balance, December 31, 2011	500	$ 22,000	$ -	$ 28,484	$ 50,484
Net Loss	-	-	-	(11,054)	(11,054)
Dividends	-	-	-	(24,000)	(24,000)
Additional paid-in capital	-	-	24,000	-	24,000
Balance, December 31, 2012	500	$ 22,000	$ 24,000	$ (6,570)	$ 39,430

See notes to financial statements

Shelyn Securities Corporation

Statement of Cash Flows

Year ended December 31, 2012

Cash flows from operating activities		
Net loss	$	(11,054)
Adjustments to reconcile net loss to net cash used in operating activities		
Changes in asset and liability accounts		
Deferred tax asset		(1,367)
Other current assets		(3,575)
Accrued expenses and other current liabilities		(1,600)
Net cash used in operating activities		(17,596)
Cash flows from financing activities		
Dividends		(24,000)
Additional paid-in capital		24,000
Net cash provided by financing activities		-
Net decrease in cash and cash equivalents		(17,596)
Cash and cash equivalents, beginning		60,572
Cash and cash equivalents, end	$	42,976
Supplemental disclosure for cash flow information		
Cash paid for taxes	$	3,909

See notes to financial statements

Shelyn Securities Corporation

Notes to Financial Statements

December 31, 2012

Note 1 - Organization and Summary of Significant Accounting Policies

Shelyn Securities Corporation (the Company) was incorporated pursuant to the laws of the State of Maryland on August 7, 1985 and is a registered broker-dealer of securities. The Company assists in underwriting private placement investments by affiliates. The Company is registered with the Securities and Exchange Commission (SEC) and is a member of the Financial Industry Regulatory Authority (FINRA).

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

Revenue Recognition

The Company recognizes revenue from placement fees for a transaction on the closing date when payments for the purchase of interests in the investment partnership have been received in escrow accounts from the investors.

Cash and Cash Equivalents

The Company considers all highly-liquid investments (including money market funds) with an original maturity at acquisition of three months or less to be cash equivalents. The Company maintains cash balances which may exceed Federally insured limits. The Company does not believe that this results in significant credit risk.

Income Taxes

The Company recognizes deferred tax liabilities and assets for the expected future tax consequences of events that have been included in the financial statements or tax return. Under this method, deferred income taxes are recognized for the tax consequences in future years arising from differences between tax bases of assets and liabilities and their financial reporting amounts at each period end based on enacted tax laws and statutory tax rates applicable to the periods in which the differences are expected to affect taxable income.

The Company applies a two-step approach for recognizing and measuring uncertain tax positions. The first step is to evaluate the tax position for recognition by

determining, based on technical merits, that the position will be more likely than not sustained upon examination. The second step is to measure the tax benefit as the largest amount of the tax benefit that is greater than 50% likely of being realized upon settlement.

Valuation allowances are established, when necessary, to reduce deferred tax assets to the amount expected to be realized. The provision for income taxes represents the tax payable for the period and the change during the period in deferred tax assets and liabilities.

The Company's policy for penalties and interest assessed by income taxing authorities is to include them in general and administrative expenses.

For the year ended December 31, 2012, the Company did not incur any interest and penalties from taxing authorities. Income tax returns filed by the Company are subject to examination by the Internal Revenue Service for a period of three years. While no income tax returns are currently being examined by the Internal Revenue Service, tax years since 2009 remain open.

Fair Value

The Company carries its investments at fair value. Fair value is an estimate of the exit price, representing the amount that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants (i.e., the exit price at the measurement date). Fair value measurements are not adjusted for transaction costs. A fair value hierarchy that consists of three levels is used to prioritize inputs to fair value valuation techniques:

Level 1 - Unadjusted quoted prices in active markets for identical assets or liabilities.

Level 2 - Inputs other than quoted prices that are observable, either directly or indirectly, and reasonably available. Observable inputs reflect the assumptions market participants would use in pricing the asset or liability and are developed based on market data obtained from sources independent of the Company.

Level 3 - Unobservable inputs that reflect the assumptions that the member develops based on the available information about what market participants would use in valuing the asset or liability.

An asset or liability's level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. Availability of observable inputs can vary and is affected by a variety of factors. The member uses

judgment in determining fair value of assets and liabilities and Level 3 assets and liabilities involve greater judgment that Level 1 or Level 2 assets or liabilities.

The Company's investment in open ended money market mutual funds totaling $42,976 are valued at their closing net asset value each business day and are categorized as Level 1 in the hierarchy. The Company has no investments categorized within Level 2 or Level 3.

Note 2 - Related Party Transactions

The Company has entered into an expense sharing agreement with The Zitelman Group (TZG), whereby TZG has agreed to pay all operating expenses of the Company in connection with their offices, including all occupancy costs.

During the year ended December 31, 2012, the Company received underwriting fees for private placements totaling $32,000. The Company was assisted in the private placement transactions by a related entity, which is controlled by the sole stockholder of the Company, which in turn was reimbursed $28,200 for services performed on behalf of the Company.

Note 3 - Income Taxes

The provision for income taxes consists of the following:

	Federal	State	Total
Current expense/ (benefit)	$ (1,564)	$ (865)	$ (2,429)
Deferred expense/(benefit)	(855)	(512)	(1,367)
Total expense/(benefit)	$ (2,419)	$ (1,377)	$ (3,796)

The Company's deferred tax asset relates to its temporary differences between financial reporting and tax basis as follows:

Deferred tax assets/(liabilities):	
Accrued miscellaneous	$ 3,017
Prepaid other	(560)
NOL carryforwards	1,190
Net deferred tax asset/(liability)	$ 3,647

During the year ended December 31, 2012, the Company generated a net operating loss (NOL) of $15,744, part of which is being carried back to offset prior years' taxable income. Any NOLs not utilized in prior years will be available to offset future taxable income through 2032.

Note 4 - Net Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 1500%. At December 31, 2012, the Company had net capital of $28,511, which was $23,511 in excess of its required net capital of $5,000. The Company's aggregate indebtedness ratio was 0.48.

Note 5 - Subsequent Events

Events that occur after the balance sheet date but before the financial statements were available to be issued must be evaluated for recognition or disclosure. The effects of subsequent events that provide evidence about conditions that existed at the balance sheet date are recognized in the accompanying financial statements. Subsequent events which provide evidence about conditions that existed after the balance sheet date require disclosure in the accompanying notes. Management evaluated the activity of the Company through February 22, 2013 (the date the financial statements were available to be issued) and concluded that no subsequent events have occurred that would require recognition in the financial statements or disclosure in the notes to the financial statements.

Shelyn Securities Corporation

Schedule I - Net Capital Calculation and Reconciliation to the December 31, 2012 Unaudited Focus Report

December 31, 2012

Stockholder's equity and tentative net capital	$	39,430
Non-allowable assets:		
Deferred tax asset		3,647
Other current assets		6,412
Total deductions		10,059
Net capital before haircuts on securities positions		29,371
Haircuts on securities positions:		
Money market funds		(860)
Total haircuts		(860)
Net capital	$	28,511
Aggregate indebtedness		
Total liabilities included on balance sheet	$	13,605
Computation of basic net capital requirement		
Minimum capital required [under subparagraph (a)(2) of Rule 15c3-1]	$	5,000
Excess of net capital over minimum requirement	$	23,511
Ratio of aggregate indebtedness to net capital		0.48
Reconciliation with company's computation (included in part II of Form X-17A-5 as of December 31, 2012):		
Net capital, as reported in company's Part II (unaudited) FOCUS report	$	28,736
Audit adjustments to record additional accrued liability		(225)
Net capital per the preceding	$	28,511

Shelyn Securities Corporation

Schedule II - Computation of Determination of Reserve Requirements Pursuant to Rule 15c3-3

December 31, 2012

With respect to the Computation for Determination of Reserve Requirements under Rule 15c3-3, the Company qualifies for exemption under subparagraph (k)(2)(i) of the Rule.

Shelyn Securities Corporation

Schedule III - Information Relating to the Possession or Control Requirements Under Rule 15c3-3

December 31, 2012

With respect to the Information Relating to the Possession or Control Requirements Under Rule 15c3-3, the Company qualifies for exemption under subparagraph (k)(2)(i).

Independent Auditor's Report on Internal Control

Board of Directors
Shelyn Securities Corporation

In planning and performing our audit of the financial statements of Shelyn Securities Corporation (the Company) as of and for the year ended December 31, 2012, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13
2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's previously mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from

unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *deficiency in internal control* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent, or detect and correct, misstatements on a timely basis. A *significant deficiency* is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A *material weakness* is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the company's financial statements will not be prevented, or detected and corrected, on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined previously. However, we identified certain deficiencies in internal control that we consider to be significant deficiencies, and communicated them in writing to management and those charged with governance on February 22, 2013.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2012, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the Financial Industry Regulatory Authority, Inc., and

other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Cohn Reznick LLP

Bethesda, Maryland
February 22, 2013

COHN REZNICK

ACCOUNTING • TAX • ADVISORY

Independent Member of Nexia International

cohnreznick.com